November 19, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Barbara C. Jacobs

 Luna Bloom

Re:	TripAdvisor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 11, 2014

File No. 001-35362

Ladies and Gentlemen:

This letter is being furnished on behalf of TripAdvisor, Inc. (the “Company”) in response to comments contained in the letter dated September 19, 2014 (the “Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Julie M.B. Bradley, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 (File No. 001-35362) that was filed with the Commission on February 11, 2014 (the “2013 Form 10-K”).

Unless otherwise indicated, all page references in the Company’s response are to the 2013 Form 10-K. For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in the 2013 Form 10-K filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2013 Form 10-K filing, it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States and it has authorized this firm to respond to the Letter as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

November 19, 2014

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

1.	We acknowledge your response to prior comment 1, however, the information that was evaluated in determining whether any other employee was an executive officer as defined in Rule 3b-7 of the Exchange Act appears to take too broad a view of that definition. In that regard, we note that the rule does not require that a vice president or other officer “in charge of a principal business unit, division or function” have a policy making function or be able to independently act without approval from another executive officer, such as your Chief Executive or Chief Financial Officer. That is, a vice president or other officer or employee in charge of a principal business unit or function would be considered an executive officer under the rule by virtue of that role and irrespective of such person’s ability to set policy or engage in certain of the functions described in your response. It appears, based on your disclosures about your business operations and the list of management on your investor relations website, that there are other employees in charge of principal business units or functions that could be executive officer as defined in the rule. In your responses, please identify the two most highly compensated officers, other than Messrs. Kaufer and Kalvert and Ms. Bradley, who are serving as officers as of December 31, 2013, provide us with position descriptions and/or employment agreements for those employees and provide us with further analysis regarding whether each person so identified is an executive officer within the meaning of Rule 3b-7 of the Exchange Act.

RESPONSE:	On an annual basis, the Company reviews the roles and responsibilities of its various officers and key employees and determines which of those individuals meets the standards to be an “executive officer” pursuant to Rule 3b-7 under the Securities Exchange of 1934, as amended (the “Exchange Act”). At the time of the filing of the 2013 Form 10-K, the Company had determined that the only “executive officers,” of the Company were Mr. Stephen Kaufer, its principal executive officer, Ms. Julie M.B. Bradley, its principal financial officer, and Mr. Seth J. Kalvert, its principal legal officer. As such, the compensation disclosure included in, or incorporated by reference into the 2013 Form 10-K, as required by Item 402(a)(3) of Regulation S-K, was provided for only those three executive officers. While other senior employees may have titles that include “president” or “vice president”, these senior employees are not in charge of their principal business units, in light of limitations on the responsibilities and authority.

United States Securities and Exchange Commission

Division of Corporation Finance

November 19, 2014

Based, in part, on the recent comment letters from the Staff, senior management of the Company, with the assistance of outside counsel, conducted a review of the job functions and responsibilities of each of its senior employees, including those individuals listed on the Company’s investor relations website under “Corporate Governance – Management”, to determine if any other individuals should, at this time, be considered “executive officers” as defined in Rule 3b-7 of the Exchange Act.

Management’s analysis has not yet been reviewed and approved by the Company’s Board of Directors (the “Board”) and, ultimately the Board determines which individuals qualify as “executive officers” of the Company. However, it is currently contemplated that, at the next regular meeting of the Board scheduled for February 2015, management will present its analysis and recommend to the Board that the following individuals qualify as “executive officers”: Stephen Kaufer, Chief Executive Officer; Julie M.B. Bradley, Chief Financial Officer; Seth J. Kalvert, General Counsel; Barrie Seidenberg, Chief Executive Officer of Viator, a wholly-owned subsidiary of the Company; and Dermot Halpin, President of Vacation Rentals. Assuming the Board accepts management’s recommendation, the Company expects to identify these five individuals as “named executive officers” in its future filings with the Commission and, accordingly, provide full disclosure regarding these named executive officers to the extent required by Item 402 of Regulation S-K, including, but not limited to disclosure of the terms of any employment agreements. As such, the compensation disclosure included in, or incorporated by reference to, the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2014 (the “2014 Form 10-K”) will take into account these named executive officers. Based on telephone conversations between the Staff and the Company’s outside counsel following receipt of the Letter, it is the Company’s understanding that, in lieu of the information requested in the Letter, the Staff is willing to review management’s anticipated recommendations for the 2014 Form 10-K prior to receipt of Board approval in February 2015.

In making the recommendation to include Ms. Seidenberg and Mr. Halpin, management considered a number of factors, including but not limited to the following:

•

In August 2014, the Company acquired Viator, Inc., a leading resource for researching and booking destination activities around the world (“Viator”). Viator’s depth and breadth in global attractions combined with the website’s seamless booking experience has provided an immediate benefit to the Company’s community of travelers and has

United States Securities and Exchange Commission

Division of Corporation Finance

November 19, 2014

given the Company an important way to monetize traffic in attractions. Prior to the acquisition, Ms. Seidenberg served as President and principal executive officer of Viator. Since the acquisition, Ms. Seidenberg continues to have responsibility and authority over Viator, which is now a business unit of the Company. As of the date of this letter, for this division, Ms. Seidenberg (i) is involved in setting policy, (ii) has authority to make strategic and material operating decisions, and (iii) has authority to make other significant decisions relating to the business unit’s operations, including those related to sales and marketing.

•	Mr. Halpin has been President of the Company’s Vacation Rentals business unit since 2011. Over the last year, this business unit has established itself as a leading player in the short-term rentals market and has significantly expanded its vacation rental property listings through partnership deals and acquisitions. Since the Company has shifted to a “free-to-list” model for its Vacation Rentals business, the Company has seen significant growth in its Vacation Rentals business. As a result, over the last several months, Mr. Halpin has been granted additional responsibilities and authority over this business unit, which responsibilities and authority were previously held by Mr. Kaufer. As of the date of this letter, for this business unit, Mr. Halpin (i) is involved in setting policy, (ii) has authority to make strategic and material operating decisions, and (iii) has authority to make other significant decisions relating to the business unit’s operations, including those related to sales and marketing.

While Mr. Halpin was an employee of the Company as of December 31, 2013, we do not believe that he or any other senior employee of the Company, should have been considered a “named executive officer” for purposes of the 2013 Form 10-K; however, to the extent that the Staff may have a different view, we respectfully ask that the Staff not require the Company to file an amendment to its 2013 Form 10-K.

As part of its analysis, management also concluded that, other than Viator and Vacation Rentals described above, Mr. Kaufer continues to be solely responsible for setting policy and continues to have final authority over all strategic and material operating decisions relating to operations across all geographies, including those related to product development, engineering, sales and marketing, and Business Listings.

United States Securities and Exchange Commission

Division of Corporation Finance

November 19, 2014

The Company will continue to review the roles and responsibilities of its senior employees in connection with the preparation of its Annual Reports on Form 10-K and its Definitive Proxy Statement on Schedule 14A and, with respect to any individuals that meet the standards to be an “executive officer” will, in all of its future filings with the Commission, provide appropriate disclosure with respect to such individuals, including the disclosure required under Item 402 of the Regulation S-K.

If you require additional information, please telephone the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan

cc:	Julie M.B. Bradley, Chief Financial Officer, TripAdvisor, Inc.

Seth Kalvert, SVP and General Counsel, TripAdvisor, Inc.

Linda C. Frazier, Vice President and Associate General Counsel, TripAdvisor, Inc.